                                 PACIFICNET INC.
                              860 BLUE GENTIAN ROAD
                                    SUITE 360
                                 EAGAN, MN 55121

                                 FAX TRANSMITTAL
                                 ---------------

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name:                MR. ADAM WASHECKA
Organization:        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Telephone Number:    (202) 551-3375
Fax Number:          (202) 772-9205
Total Number of Pages, Including Cover Sheet:  13
Date:                January 17, 2006

FROM: Victor Tong
Mobile Number:       (888) 866-1758
Fax Number:          (646) 349-1096

IF YOU DO NOT RECEIVE ALL PAGES, PLEASE TELEPHONE THE ABOVE NUMBER FOR
ASSISTANCE.

NOTE: THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. IF YOU ARE NOT THE INTENDED RECIPIENT OF THIS FACSIMILE, OR THE AGENT RESPONSIBLE FOR DELIVERING IT TO THE INTENDED RECIPIENT, YOU HEREBY ARE NOTIFIED THAT ANY REVIEW, DISSEMINATION, DISTRIBUTION, OR COPYING OF THIS COMMUNICATION STRICTLY IS PROHIBITED. IF YOU HAVE RECEIVED THIS COMMUNICATION IN ERROR, PLEASE NOTIFY US IMMEDIATELY BY TELEPHONE AND RETURN THE ORIGINAL TO THE ABOVE ADDRESS BY REGULAR POSTAL SERVICE WITHOUT MAKING A COPY. THANK YOU FOR YOUR COOPERATION.

                                 PACIFICNET INC.
                              860 BLUE GENTIAN ROAD
                                    SUITE 360
                                 EAGAN, MN 55121

January 15, 2006

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail stop 3561
Washington, D.C. 20549

RE: PACIFICNET INC.
FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
FILED APRIL 19, 2005

FORM 10-QSB FOR FISCAL QUARTER ENDED JUNE 30, 2005
FILE NO. 000-24985

VIA EDGAR--CORRESP
------------------

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on December 13, 2005 in relation to our response letter replied to you on October 7, 2005. In connection with that comment letter, the SEC had asked that we amend certain filings. We believe most of the comments do not warrant a revision to our filings with a few exceptions which we have already proposed the changes in this response letter. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments. As such, no filings have been amended simultaneously with submitting this correspondence.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
         o the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In our routing internal financial audit meetings and financial disclosure meetings with the senior management and financial controllers of our subsidiaries, we have been over-emphasizing the fact that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that all personnel have provided all information investors require for an informed investment decision.

If you have any further questions, please feel free to contact me at my Global Forwarding Mobile Number at 888-866-1758.


Sincerely,



/s/ Victor Tong
---------------------------
Victor Tong, President
PacificNet, Inc.

ITEM 1. DESCRIPTION OF BUSINESS, PAGE 1
---------------------------------------

CONSOLIDATION OF VARIABLE INTEREST ENTITIES, PAGE 5
---------------------------------------------------

Refer to your response to comment 1 and explain to us in more detail the nature of Dianxun-DE and Sunroom-DE and your relationship with them. Please tell us whether you consider these entities to be variable interest entities as defined by FIN 46 (R), and if so, tell us how you considered FIN 46 (R) in accounting for them. Otherwise, tell us why you do not believe these entities are variable interest entities and explain to us in detail how you do account for them under US GAAP. In addition, please clarify your statements in your response letter where you indicate both that you are entitled to share in 51% of the net income of the DE's and that you are entitled to receive service fees equal to substantially all of the net income of the DE's.

RESPONSE: The relationship between PacificNet and these two Domestic Enterprises
(DE) is that we hold 51% shares in each of the wholly owned foreign enterprises ('WOFEs') being Guangzhou Dianxun Digital Network Technology company limited ('Dianxun-WOFE') and Guangzhou 3G Information Technology company limited ('Sunroom-WOFE'). These two WOFE's are special purpose vehicles (SPV) which were formed prior to the acquisitions in order to acquire the DE's. These two WOFEs signed Consulting and Services Agreements with the two domestic enterprises (`DEs'), Dianxun-DE and Sunroom-DE (the entities that actually carry out the operating activities) to allow substantially all of the DE's profits (i.e. 80%) to flow through the WOFEs to PACT. The WOFEs were acquired in 2005 and PACT consolidated its 51% proportionate share of the earnings from the WOFE in our quarterly filings. The income from WOFE, in turn, is derived from the DE. This is what we meant by "both [we] are entitled to share in 51% of the net income of the DE's and that [we] are entitled to receive service fees equal to substantially all of the net income of the DE's".

Although these service agreements allow us a 51% share of the two WOFEs profits derived from the DEs, we did not consolidate Dianxun-DE and Sunroom-DE in our 10QSB's for 2005 because initially we did not have to provide any substantial funding to the DEs to support their business development and we did not have the obligation to absorb the expected losses in either of the DEs. Additionally, fully consolidating the activities of the DEs would not have materially impacted the resources, obligations, risks or opportunities of PACT's consolidated financial statements. However, circumstances have changed as we have provided more funding directly to the DEs during the second half of 2005 and we believe that both Dianxun-DE and Sunroom-DE do match the characteristics of variable interest entities (VIE) for the following reasons:

(i) FIN46(R) para 5.a. - each of DEs, by design, is thinly capitalized because a substantial portion (i.e. 70%-90%) of PACT's invested amounts or consideration were paid or payable directly to previous owners of Sunroom-DE and Dianxun-DE for entering into the acquisition transactions while none of the investment consideration were injected into the DEs. Therefore, additional funding from PACT is needed to support the DEs' business development and working capital. During the first half of 2005, we advanced loans to the operating DEs amounting to US$250,000 each (or RMB 2 million) as additional funding to support their business development for new projects and the loan amounts are considered as substantial relative to the size of DEs' working capital and net assets. Going forward, we expect that more funding requirement will be needed from PACT to support the growth of the DEs' businesses.

(ii) Fees from Service Contracts - These service contracts do not demonstrate the four characteristics in Para B19 of FIN46(R). Fees from these service contracts are substantial and not commensurate with the level of effort of WOFEs being the recipients of the service fees.


The above contractual and funding arrangements with the two DEs do point to the fact that PACT has closely participated in the majority of the DEs' economics. PACT is the primary beneficiary through its WOFE subsidiaries since PACT is the only enterprise with sufficiently large interest in the VIEs under the interpretation of FIN46(R). Accordingly, we conclude that going forward PACT should consolidate the DEs' financial interests. Our intention is to consolidate such two DEs as variable interest entities in our 10-KSB for 2005. As discussed with you on the phone, we will submit a draft 10-KSB to SEC for your review in February of this year for your review prior to filing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 28
----------------------------------------------------------------

2. Please be advised that we are still evaluating your response to comment 3.

RESPONSE: Noted.

NOTE 13-CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 32
------------------------------------------------------

We note your response to comment 7; however, it is unclear to us why the increase in the minority interest balance resulting from new acquisitions is included as an adjustment to net income to arrive at cash flows from operating activities. It is our belief that this increase in minority interest does not affect either your cash balance or net income and therefore should not be given any treatment on the statements of cash flows. Please revise your cash flow statements within your 10-KSB for the year ended December 31, 2004 and 10-QSB's for the quarters ending March 31, 2005 and June 30, 2005 to appropriately remove the minority interest adjustment to net income resulting from new acquisitions during the period. In addition, tell us in your response letter what other cash flow statement line item(s) you will adjust so that cash flow statements balance. Otherwise, please advise.

RESPONSE: The increase in the MI balance ($2,506K) for 2004 consists of (i) the proportionate share of the current year profit attributable to MI (S$1,623K) and
(ii) the proportionate share of liabilities attributable to MI. The MI liabilities resulted from the proportionate share of the net asset value at time of acquisition when the consolidation was prepared. We agree with your comment that the increase in minority interest resulting from new acquisitions does not affect either our cash balance or net income. However, we believe this amount has been properly reflected as a non-cash item in the operating activities section of the balance sheet as it simply represents the period-to-period net change in the MI line item on the balance sheet (excluding the MI earnings), and consists of the liabilities attributable to the proportionate share of the net assets of the subsidiaries when the consolidation was prepared.

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 33
----------------------------------------------------------------------------

REVENUE RECOGNITION, PAGE 33
----------------------------

4. Please refer to your response to comment 8 and provide us with the following additional clarification of your revenue recognition policies:

         o In your response to comment 8.1, you discuss installation services, modification and customization work, and product sales. Please explain to us in detail the nature of each of these components and how they relate to each other in the sales arrangement, and clarify for us your revenue recognition policy for each. If you recognize revenue separately for each, please explain to us your basis for doing so. Explain to us in detail your consideration of SOP 97-2 in accounting for these arrangements.

RESPONSE: Discussed below is our revenue recognition policy for EPRO's product sales primarily involving the components of installation, modification, customization work and product sales:
(1) Once the contract is signed, the invoice is issued to the customer, which includes:
         (i) hardware costs which is the computer server, workstation and third parties' software license (such as windows license), which are billed at 100%.
         (ii) Epro's software costs, installation services and customization timebase , which are billed at 50%.
(2) The first upfront non-refundable fee of (i) & (ii) above is around 50% to 65% of the total contract amount.
(3) Once this non-refundable deposit from the customer is received, our software engineers start the installation services (i.e. build up the servers and install the requested software such as call center management or CRM etc).
(4) After the above installations services are completed within one or two days, the second phase (i.e. the modification & customization phase) begins.

Modification & Customization work:
(1) EPRO has different kinds of software products such as call center management, CRM, IVRS, EPR etc, which can be sold to different industries and includes base features and functions.
(2) Since these base features and functions do not fully satisfy the customer's needs, customization and modification is requested by the customer in order to meet their needs. The period of modification and customization is different for each customer and depends on the size of each project. Historically, this phase usually takes about three to four months but not more than nine months. Our software engineers report the status of each job.

EPRO's revenue recognition policy for product sales is at this point of performance of substantial work (i.e. from (1) to (4)). Once the User Acceptance Certificate (UAC) is signed, revenue is recognized. In accordance with paragraph 8 of SOP 97-2, since the arrangement does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met.

         o        Persuasive evidence of an arrangement exists.
         o        Delivery has occurred.
         o        The vendor's fee is fixed or determinable.
         o        Collectibility is probable.

Management believes that adopting this revenue recognition policy is appropriate for the following reasons:
         (a) the sales contract demonstrates persuasive evidence an arrangement exists;
         (b)      the contract value is determinable in contract signed;

         (c) 50% non-refundable deposit upfront upon contract signing is required and customers are reputable companies with good credit standing, therefore collectibility is probable; and
         (d)      substantial performance is completed.

EPRO's business could be classified into two categories: service and products sale. While we have already discussed above the revenue recognition for product sale, revenue from outsourcing call center services is recognized on a month to month basis after such service has been performed. Although the revenue recognition policies for EPRO's two sources of revenue are very different, we did not have separate disclosure for the revenue recognition policy for EPRO's product sale since the amount is deemed by PACT's management as immaterial. EPRO's product sales only accounted for less than approximately 2% of the consolidated revenue. We review from time to time the circumstances that would require separate disclosure. Our policy for separate disclosure is when the corresponding business contributes more than 10% of consolidated revenue or 5% of consolidated net income.

         o Refer to your response to comment 8.4 and explain to us in greater detail the nature of Linkhead's software sales and system integration projects. Tell us whether these components are provided as part of the same arrangement, and if so, whether you recognize the revenue separately for each component. Explain to us in detail your US GAAP basis for your revenue recognition policy. In addition, clarify for us your statement in your response to comment 8.4 "delivery has occurred since customer is satisfied after the test".

RESPONSE: Linkhead's system software is mainly self-developed for the use in the telecom services and has obtained patent copyright. Linkhead's software products includes: a). Linkhead Media Server (LMS), b). LQC Unified Q & Conference, and
c). Color Ring Back Tone (CRBT). Linkhead's system integration project is mainly to provide technology development and related services for its telecom customers. It involves the development, installation and testing of the call center, LMS, CRBT, Background Music (BGM), and LQC systems as well as mobile terminal software and related testing software.

Linkhead's software products are mature products that can be sold independently to meet customers' demands. Linkhead's system integration projects require performance on site by our technicians but does not require significant production, modification, or customization of the software, In some cases, software products are bundled with system integration projects and the delivered item does not have stand-alone value to the customer nor is there objective and reliable evidence of the fair value of the item. Therefore, our GAAP accounting follows SOP 97-2 (note EITF 00-21) since the system integration projects revenue is recognized when all of the following criteria are met. (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is probable.

In our previous response, we stated that "delivery has occurred since customer is satisfied after the test." The delivery of software can be in form of download or physical delivery of CD. As delivery of software can be in various forms, tangible and intangible, we chose customer acceptance, i.e. when they are satisfied after the test for the definition of "delivery has occurred" for software sales. At this point when customer is satisfied after the test, revenue is recognized for software sales, same as system integration projects.

         o Refer to your response to comment 8.5 and explain to us in more detail the nature of all of the products and services provided by PacSo, and whether these products and services are sold as part of the same sale arrangements. Tell us which specific GAAP guidance you follow for each of your sales arrangements (i.e. SOP 97-2 or EITF 00-21) and explain to us in detail how your accounting complies with that guidance.

RESPONSE: The nature of all of the products and services provided by PacSo are discussed below:

(1) Extra Low voltage services - includes smart card installation, car park installation, and CCTV (Close Circuit Televison) installation;
(2) Software programming - The product can be sold as part or as a whole depending on the customer requirements. For example, for a smart card project, it includes smart card reader, software license, cabling and testing commissioning.

We recognize revenue SOP 97-2, as opposed to EITF 00-21, since each delivered item does not have separate standalone value to the customer. The measurement milestones used include hardware delivery, reader delivery, software installation and final testing and commissioning. Each part of the recognition comes with a delivery form signed by client such as hardware delivery form, training completion form, reader installation form, and job completion form. The fees are recognized using the residual method, since all other applicable revenue recognition criteria in SOP 97-2 are met and the fair value of all of the undelivered elements is less than the arrangement fee. The arrangement fee is recognized as follows: the total fair value of the undelivered elements is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the occurrence of the delivered elements.

         o We note your response to comment 8.6; however it is not clear to us why you believe it is appropriate to recognize revenue on a net basis rather than a gross basis. For each of your prepaid products, tell us who your suppliers and customers are and explain to us in detail the arrangements that you have with those suppliers and customers. In addition, tell us the amount of revenue that you recognized on a net basis for each of these prepaid products. To the extent possible, reconcile the total amount of revenue recognized on a net basis from your prepaid products to the total revenue recognized from your Communications Distribution Business segment.

RESPONSE: The business arrangement with Guangzhou YueShen TaiYang Technology Company Limited is described as follows: YueShen wholesales the calling cards from China Mobile Guangzhou then distributes to other small wholesalers. The individual end users purchase the calling cards from those small wholesalers.

There are basically two kinds of calling cards distributed by YueShen. The first category is known as prepaid stored-value cards. YueShen first deposits cash into China Mobile's account and, upon receipt, China Mobile issues a corresponding card number to YueShen. YueShen then distributes the prepaid stored-value cards with corresponding card numbers to other wholesalers or sells such cards in YueShen stores directly. The second category is known as rechargeable phone cards. Yueshen wholesales such cards from China Mobile first then distributes them to other wholesales or sales them directly through YueShen stores. The revenue of rechargeable phone cards for 2004 was approximately USD $8,141,000, which represents 69% of the whole communications business.

Accordingly, YueShen recognizes revenue net as an agent based on the following indicators of "net revenue reporting" as discussed in EITF 99-19 for all types of products for the following reasons: (a) the supplier (not the Company) is the primary obligor in the arrangement and is responsible for providing the product or service purchased by the customer and (b) the amount the Company earns is fixed as YueShen acts like a wholesaler for these major telecom operators and it is compensated for its logistics ability by earning a thin margin from distributing these products.

FOREIGN CURRENCY TRANSLATION, PAGE 34
-------------------------------------

5. We note your response to comment 10; however, it is unclear to us why you consider the functional currency of your subsidiaries based in mainland China to be the Hong Kong Dollar (HKD) rather than the Renminbi (RMB). In this regard, we note your statement, "each subsidiary's revenues an associated operating costs are largely local denominated." We also note that while the exchange rates between the US dollar, the HKD and the RMB remained consistent during 2003 and 2004, there is no guarantee that these exchange rates will remain consistent in the future. Please confirm for us that you will use the RMB as the functional currency for your mainland China based subsidiaries in future periods. Otherwise, explain to us in greater detail while you still believe it is appropriate to use the HKD as the functional currency for your mainland China based subsidiaries, including your consideration of the factors listed in Appendix A of SFAS 52 in making this determination. In addition, please tell us what the foreign currency translation adjustment would have been in the 2nd quarter 2005 had you used the RMB as your functional currency for your mainland China based subsidiaries.

RESPONSE: We confirm that we will use the RMB as the functional currency for our mainland China based subsidiaries in future periods. In response to your question requesting us to quantify the foreign currency translation adjustment for the 2nd quarter 2005 had we used the RMB as our functional currency for our mainland China-based subsidiaries, we have estimated that the P&L effect would have been increased favorably by approximately US$3,000 and US$6,500 for the three months and six months periods ended June 30, 2005, respectively. Since the exchange rates between the US dollar, the HKD and the RMB remained consistent during 2003, 2004 and going into first half of 2005, there was no material difference between a direct and indirect currency exchange, i.e the exchange rate of a direct currency exchange from RMB to USD up until the reporting period ended June 30, 2005, was only 8.275 whereas the rate was 8.268 for indirect currency translation from RMB to HKD to USD, i.e. = 7.8 x 1.06 = 8.268. The difference between the two methods is only 0.007 per RMB to 1 USD (or 0.085%). Future periods foreign currency will be done directly between the local currencies to the USD reporting currency.

2. Business Acquisitions, page 39
---------------------------------

6. We note your response to comment 13.3 in which you state, "The S & P agreements stipulate warrants or bonus shares for achieving profit exceeding the guaranteed profit". However, on pages 41-42 of your filing, you indicate that you issued the warrants to the acquired company (i.e. Yueshen and Smartime) on the respective acquisition date. Given that you actually issued the warrants on the acquisition date, please explain to us why you did not include the fair value of the warrants as part of the purchase price. Explain to us in more detail the nature of these warrants, including whether the achievement of the stipulated profit levels affects the terms of the warrants

RESPONSE:
We did issue the warrants to Yueshen and Smartime at the time of acquisition and we agreed that these warrants should have fair value at the time of issue. We did not separately disclose the fair value of these warrants as the value has already been implied and agreed to at arm's length as part of our purchase consideration. The fair value of the share consideration was negotiated at arm's length and referenced to the quoted market price. We determined the fair market value of the transaction as the net price of the share consideration, which is analogous to what paragraph 23 of SFAS 141 states in that "all aspects of the acquisition, including the negotiations, shall be studied and used as an aid in determining the fair value of securities issued." The agreed pricing of PACT shares issued was US$5.8 and US$5.0 per share for the acquisitions of Yueshen and Smartime, respectively. The agreed pricing was higher than the prevailing market price per PACT share at the time of each acquisition, i.e. approximately US$5 and US$3 per share at time of Yueshen and Smartime acquisitions, respectively. The purpose for issuing these warrants to our acquirees was to motivate our business partners to grow the value of PACT by growing the businesses of our investees.

In our prior response, we inadvertently told you that the S&P agreements stipulate warrants or bonus shares for achieving profit exceeding the guaranteed profit. The warrant shares are not part of the achievement of the stipulated profit levels and accordingly, the terms of the warrants are not affected by the profit levels. The bonus shares only are affected by the achievement of the stipulated profit levels.

FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005
-----------------------------------------------

CONSOLIDATED BALANCE SHEETS, PAGE 2
-----------------------------------

7. We note your response to comment 12; however, we disagree with your assessment that the increase in loans receivable should be included as part of cash flows from operating activities. Please refer to paragraph 21 of SFAS 95 which state, "Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income." Please revise your statement of cash flows to present these loans as a cash outflow from investing activities, or explain to us in more detail why you still believe it is appropriate to classify them as part of operating activities.

RESPONSE: The June 30, 2005, statement of cash flows will be revised to present the loans as a cash outflow from investing activities.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 4
---------------------------------------------

8. We refer to your response to comment 19 where you state, "The amounts presented in the consolidated statements of cash flow reflect that shares were issued to sellers to finance the acquisitions." We do not understand how the issuance of shares affects your cash balance. Please revise or advise us in detail.

RESPONSE: The June 30, 2005, statement of cash flows will be revised.

3. Business Acquisitions, page 7
--------------------------------

9. In order to help us better understand your acquisition of Guangzhou 3G Information Technology Co. Ltd. (Guangzhou 3G-WOFE), please answer the following additional questions for us:

o Explain to us what your relationship with 3G-BVI, Asiafame International Limited, Stargain International Limited and Trilogic Investments Limited prior to the purchase of the Guangzhou 3G-WOFE shares. In addition, tell us who currently holds the other 49% equity interest in Guangzhou 3G-WOFE.

RESPONSE:
The current shareholding structure is: PACIFICNET STRATEGIC INVESTMENT HOLDINGS LIMITED holds 51% of 3G-BVI while Stargain holds 20.3%, Trilogic holds 15.2% and Asiafame holds 13.5%.

Prior to establishing 3G-BVI, Asiafame International Limited, Stargain International Limited and Trilogic Investments Limited are three relatively independent BVI companies, which were established by the then existing shareholders of Sunroom (DE) being Mr. Sun Zhengquan, Mr. Liao Mengjiang and Mr. Wang Yongchao, respectively. To the best of our knowledge, they have no special relationship with PacificNet, the majority shareholders of PACT, nor with the Tong family.

In order to circumvent China Telecom's restrictions on foreign controlling ownership in the domestic telecom value-added services operating enterprises, PacificNet has set up this investment structure to acquire the DE indirectly and in substance. That is, asking Sunroom to establish 3G-BVI as a SPV and through which to hold GUANGZHOU 3G INFORMATION TECHNOLOGY COMPANY LIMITED as a WOFE in the PRC in order to absorb the DE's economic rewards.

To fulfill PACT's requirements for the acquisition of Sunroom, 3G-BVI was formed on January 5, 2005, with the above-mentioned three BVI companies as its shareholders. On the same day, PACT's PACIFICNET STRATEGIC INVESTMENT HOLDINGS LIMITED acquired 51% ownership of 3G-BVI making it the largest shareholder of 3G-BVI which in turn has 100% direct controlling interest in the WOFE and 100% indirect controlling interest in the DE. A Consulting and Services agreement was also signed between WOFE and DE allowing substantially all of DE's net profits to flow through the WOFE to PACT.

o Given that Guangzhou 3G-WOFE was not formed prior to the acquisition, as you indicate in your response to comment 20.6, tell us why you paid $5,365,000 for this entity. In your response letter, provide us with the condensed balance sheet of Guanghzou 3G-WOFE at the acquisition date, which you also agreed to include in your amended filing.

RESPONSE: Our previous response to comment 20.6 incorrectly stated that 3G-WOFE was formed after the acquisition. Both 3G-BVI and 3G-WOFE are SPV's that were set up prior to the acquisition to serve for the circuitous acquisition route to Chinese legislation restrictions on foreign controlling ownership in the domestic telecom value-added services of operating enterprises. 3G-WOFE played a key role in the whole acquisition process, and we cannot separate it from others. As we stated in 9.1, our ultimate objective was to acquire the DE but direct ownership in the domestic enterprises within the telecom sector is restricted by the Chinese legislation. Instead, we established the WOFE and through it absorb substantially all of the DE's economics indirectly using a contractual arrangement. This was the material defining aspect of the acquisition studied and used as an aid in determining the fair value of transaction and explains why we paid $5,365,000 for 3G-WOFE despite it being formed just prior to the acquisition. Meanwhile, as we mentioned in comment 1 above, according to FIN46 (R), we believe Sunroom (DE) is the VIE and we will consolidate it into our 10-KSB report for year 2005.

3G-WOFE's condensed balance sheet as of acquisition consisted of cash only as follows:

-----------------------------------------------------
Assets                                        USD
-----------------------------------------------------
Current Assets:
-----------------------------------------------------
Cash on hand & in bank                    494,425.64
-----------------------------------------------------
Total assets                              494,425.64
-----------------------------------------------------
Current Liabilities                                -
-----------------------------------------------------
Shareholders' equity                      494,425.64
-----------------------------------------------------
Total liabilities and Shareholders'
Equity                                    494,425.64
-----------------------------------------------------


         o Further, given that Guangzhou 3G-WOFE was not formed prior to the acquisition, explain to us why the press release included with your 8-K filed on April 4, 2005 states that Guangzhou 3G is one of the largest value added telecom and information services providers in China.

RESPONSE: 3G-WOFE was formed prior to the consummation of the transaction as an SPV to indirectly acquire Sunroom DE. Sunroom DE is one of the largest value added telecom and information services providers in China. As explained in our response above, once the acquisition was consummated, 80% of Sunroom-DE's profits flowed to 3G-WOFE according to the Consulting & Service agreement signed between them, which is irrevocable. After consummation of the transactions leading to the indirect acquisition of Sunroom DE, 3G-WOFE became one of the largest value added telecom and information services providers in China. This was based on the amount of revenue generated under the Agreements, and the fact that Sunroom DE has 283 employees and has branch offices in 27 out of 30 provinces in China.

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

         o Explain to what your relationship was with Sunroom-DE prior to the acquisition and what Guangzhou3G-WOFE's relationship is with Sunroom-DE currently.

RESPONSE: Prior to the acquisition, both PacificNet and its shareholders have no special relationship with Sunroom-DE and its shareholders. The current relationship between 3G-WOFE and Sunroom-DE has been explained above.

         o Explain to us how you accounted for this transaction and tell us what specific accounting guidance you followed.

RESPONSE: As explained in our response to your comment #1, we will treat Sunroom-DE as a VIE and will consolidate this in our 10-KSB for 2005.

FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2005
----------------------------------------------------

10. To the extent applicable, please revise your 10-QSB for the quarter ended September 30, 2005 to comply with the comments above.

RESPONSE: As mentioned in the opening paragraph of the response letter, no filings have been amended simultaneously with submitting this correspondence. Revisions to the 10-QSB for the quarter ended September 30, 2005, will be made upon final review and acceptance of the responses.

Please contact us by phone should you wish for us to proceed with the requested amended filings prior to your review of this response letter.


Sincerely,


/s/ Victor Tong
----------------------------
Victor Tong, President
PacificNet, Inc.



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